Issuer Free Writing Prospectus dated September 12, 2014

Supplementing the Preliminary Prospectus dated August 26, 2014

Registration Statement No. 333-197344

ReWalk Robotics Ltd.

Pricing Term Sheet—September 11, 2014

3,000,000 Ordinary Shares

The issuer has filed a registration statement (including a prospectus (the “Preliminary Prospectus”) dated August 26, 2014) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the registration statement containing the Preliminary Prospectus, click the following link: http://www.sec.gov/Archives/edgar/data/1607962/000119312514321636/d724635df1a.htm . Copies of the Preliminary Prospectus relating to this offering may also be obtained by contacting Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, 888-603-5847, email: Barclaysprospectus@broadridge.com or Jefferies LLC, 520 Madison Ave, 2nd Floor, New York, NY 10022, 877-547-6340, email: Prospectus_Department@Jefferies.com.

Issuer:	ReWalk Robotics Ltd.

Stock Symbol / Exchange:	RWLK / Nasdaq Global Market

Price to Public:	$12.00 per share

Ordinary Shares Offered:	3,000,000 shares

Option to Purchase Additional Shares from the Company:	450,000 shares

Ordinary Shares Outstanding Immediately After This Offering:

11,370,936 shares

This number has been adjusted down from 11,517,356 ordinary shares disclosed in the Preliminary Prospectus to reflect the decrease in offering size of 350,000 shares partially offset by an increase of 203,580 shares substantially all of which increase resulted from antidilution protection provided to certain holders of the Company’s preferred shares based on the price to the public in this offering. The preferred shares will automatically convert into ordinary shares upon the closing of this offering.

Warrants Outstanding After The Offering:

Warrants to purchase 882,450 ordinary shares at a weighted average exercise price of $10.93.

This number has been adjusted upwards from warrants to purchase 777,996 ordinary shares at a weighted average exercise price of $10.86 as disclosed in the Preliminary Prospectus due to the antidilution protection described above and an additional grant of warrants to purchase 10,476 ordinary shares.

Underwriting Discount:	$2.5 million (or approximately $2.9 million if the underwriters’ option to purchase additional shares is exercised)

Net Proceeds to the Company (After Deducting the Underwriting Discount and Estimated Offering Expenses):	$31.1 million (or approximately $36.1 million if the underwriters’ option to purchase additional shares is exercised)

Use of Proceeds:	The proposed use of proceeds from the offering is unchanged from the Preliminary Prospectus. As such, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including sales and marketing expenditures aimed at growing our business and research and development expenditures focused on product development. We may also use net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.

Sales to Existing Shareholders:	Our existing shareholders listed below have agreed to purchase our ordinary shares at the public offering price in the amounts listed in the table below. These shares are subject to the 180-day lock-up agreements described in the prospectus.

Shareholder	Investment Amount	Numbers of Shares
	(thousands)
Entities affiliated with SCP Vitalife Partners	$1,000	83,334
Israel Healthcare Ventures 2 L.P.	1,000	83,333
Entities affiliated with Pontifax	750	62,500
Gabriel Capital Fund (US), L.P.	125	10,417
Entities affiliated with OurCrowd Investment in Argo L.P.	125	10,416

Total	$3,000	250,000

Trade Date:	September 12, 2014

Closing Date:	September 17, 2014

CUSIP:	M8216Q101

Underwriters:	Barclays Capital Inc. Jefferies LLC Canaccord Genuity Corp.

This term sheet shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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